

Via Facsimile and U.S. Mail
Mail Stop 4720

June 25, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
Form 10-K for the Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed April 12, 2010
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your June 2, 2010 response to our May 18, 2010 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K, or by advising us when you will provide the requested amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed April 12, 2010

General

1. In response to our May 18, 2010 letter you sent us supplementally a copy of the performance metrics for Mr. Benmosche approved by the Office of the Special Master. Please submit that correspondence electronically in EDGAR or, if you are seeking confidential treatment for that information, please submit via EDGAR a request to keep the information confidential pursuant to Rule 83.

Election of Series E and Series F Directors, page 19

2. We note your response to our prior comment 1 and reissue the comment. We disagree with your analysis. You are required by Item 10 of Form 10-K to provide information responsive to Item 401(e) of Regulation S-K. Item 401(e) of Regulation S-K requires "for each director or person nominated or chosen to become a director" disclosure of experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. The information required by Item 10 of Form 10-K must be disclosed regardless of who nominates the director.

Incentive Awards, page 48

3. We note your response to our prior comment 2 and reissue the comment in part. Your disclosure in the proxy statement suggests that the performance metrics were a material factor considered by the Compensation Committee when making award determinations. In that case, the quantitative criteria included within some of the metrics for your NEOs (other than Mr. Benmosche) would similarly be a material factor that would need to be disclosed. In the alternative, if the performance metrics were not a material factor considered by the Compensation Committee when making award determinations, the disclosure would need to be revised to clarify that and discuss how the Committee made the award determinations. Please revise your disclosure accordingly.

4. We note your response to our prior comment 3 and reissue that comment. Your disclosure should provide an analysis of the achievement of the performance metrics (whether quantifiable or not). It is not sufficient to simply state that target performance levels were "substantially achieved or exceeded." Your disclosure should discuss the achievements the Committee considered when making its award determination (for example, the extent to which AIG's talent pool stabilized, the extent to which Chartis avoided the use of capital from AIG parent, etc.).

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel